Term sheet No. 477J
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006,
underlying supplement No. 17 dated August 11, 2008, and
product supplement J dated June 27, 2008

Registration Statement No. 333-137902
Dated August 12, 2008; Rule 433

Deutsche Bank /

Deutsche Bank AG, London Branch

$

Buffered Underlying Securities (BUyS) Linked to a Basket of Indices due September 10*, 2013

General

- Buffered Underlying Securities (BUyS) Linked to a Basket of Indices due September 10*, 2013 (the "**Securities**") are designed for investors who seek a return at maturity linked to the performance of a weighted basket of equity and currency indices. Investors should be willing to forgo coupon and dividend payments and should be prepared to lose up to 80% of their initial investment.
- Senior unsecured obligations of Deutsche Bank AG due September 10*, 2013.
- Denominations of $1,000.
- Minimum initial investment of $1,000.
- The Securities are expected to price on or about September 5*, 2008 and are expected to settle three business days later on or about September 10*, 2008.

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of AA- to notes, such as the Securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.†
Issue Price:	100% of the face amount.
Basket:	The Securities are linked to a basket consisting of the MSCI EAFE® Index, the MSCI Emerging Markets Index℠ and the Deutsche Bank Balanced Currency Harvest (USD) Index (each, a "**Basket Index**" and, collectively, the "**Basket Indices**"). We refer to the MSCI EAFE® Index and the MSCI Emerging Markets Index℠ as the "**Equity Indices**" and the Deutsche Bank Balanced Currency Harvest (USD) Index as the "**Currency Index**".

Basket Indices:	Basket Index	Index Weighting	Initial Index Level††
	MSCI EAFE® Index	65%	
	MSCI Emerging Markets Index℠	25%	
	Deutsche Bank Balanced Currency Harvest (USD) Index	10%	

†† Each Initial Index Level will be set on the Trade Date.

Payment at Maturity:	The payment you will receive at maturity is based on the value of the Final Basket Level relative to the Initial Basket Level, the Participation Rate and the Buffer Level.

- If the Final Basket Level is greater than or equal to the Initial Basket Level, you will receive a cash payment per $1,000 face amount that provides you with a return on your investment equal to the Basket Return *multiplied by* the Participation Rate. Accordingly, your payment at maturity per $1,000 face amount will be equal to:

$$\$1,000 + (\$1,000 \times \text{Basket Return} \times \text{Participation Rate})$$

- If the Final Basket Level declines from the Initial Basket Level, and such decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 face amount of your Securities.
- If the Final Basket Level declines from the Initial Basket Level, and such decline is greater than the Buffer Level, **you will lose 1% of the face amount of your Securities for every 1% by which the Final Basket Level is less than the Initial Basket Level beyond the Buffer Level.** Accordingly, in this case, if the Basket Return is less than -20%, your payment at maturity per $1,000 face amount of your Securities will be equal to:

$$\$1,000 + [\$1,000 \times (\text{Basket Return} + \text{Buffer Level})]$$

If the Basket Return is less than -20%, you will lose a portion of your investment. You could lose up to $800 per $1,000 face amount of Securities.

Buffer Level:	20%
Participation Rate:	Between 120% and 136% upside participation (to be determined on the Trade Date)
Basket Return:	$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$
Initial Basket Level:	100
Final Basket Level:	100 × [1 + (MSCI EAFE Return × 65%) + (MSCI Emerging Markets Return × 25%) + (Currency Index Return × 10%)]
Basket Index Return:	For each Basket Index:

$$\frac{\text{Final Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}} \quad \text{(expressed as a percentage)}$$

For each Basket Index, the "**Final Index Level**" is equal to the closing level of such Basket Index on the Final Valuation Date. Each Final Index Level is subject to adjustment in the event of a Market Disruption Event as described below under "Market Disruption Events."

We refer to the Basket Index Returns as the "**MSCI EAFE Return**," the "**MSCI Emerging Markets Return**" and the "**Currency Index Return**" for the MSCI EAFE® Index, the MSCI Emerging Markets℠ Index and the Currency Index, respectively.

Trade Date:	September 5*, 2008.
Settlement Date:	September 10*, 2008.
Final Valuation Date:	September 5*, 2013, subject to postponement as described under "Description of Securities – Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Maturity Date:	September 10*, 2013, subject to postponement as described under "Description of Securities – Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
CUSIP:	2515A0 RW 5
ISIN:	US2515A0RW52

*Expected. In the event that we make any change to the Trade Date or Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the Securities remains the same.

† A credit rating is not a recommendation to buy, sell or hold Securities, and may be subject to revision at any time by the assigning agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to the notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the Securities other than the ability of the Issuer to meet its obligations.

Investing in the Securities involves a number of risks. See "Risk Factors" beginning on page 6 in the accompanying product supplement and "Selected Risk Considerations" beginning on page TS-7 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Security	$	$	$
Total	$	$	$

[1] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these Securities are a part, and the more detailed information contained in product supplement J dated June 27, 2008 and underlying supplement No. 17 dated August 11, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Product supplement J dated June 27, 2008:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312508142391/d424b21.pdf

  - Underlying supplement 17 dated August 11, 2008
    http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

- **Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, underlying supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.**

- **You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.**

What is the Payment Amount on the Securities at Maturity Assuming a Range of Basket Returns?

The table below illustrates the payment at maturity for a $1,000 Security face amount for a hypothetical range of Basket Returns of -100% to +100% and assumes a Participation Rate of 128% (the actual Participation Rate will be determined on the Trade Date). The following payments at maturity and returns on the Securities are based solely on the hypothetical examples cited. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Basket Level	Basket Return	Payment at Maturity	Return on Security
200.00	100.00%	2,280.00	128.00%
175.00	75.00%	1,960.00	96.00%
150.00	50.00%	1,640.00	64.00%
125.00	25.00%	1,320.00	32.00%
120.00	20.00%	1,256.00	25.60%
115.00	15.00%	1,192.00	19.20%
110.00	10.00%	1,128.00	12.80%
105.00	5.00%	1,064.00	6.40%
100.00	0.00%	1,000.00	0.00%
95.00	-5.00%	1,000.00	0.00%
90.00	-10.00%	1,000.00	0.00%
85.00	-15.00%	1,000.00	0.00%
80.00	-20.00%	1,000.00	0.00%
75.00	-25.00%	950.00	-5.00%
50.00	-50.00%	700.00	-30.00%
25.00	-75.00%	450.00	-55.00%
0.00	-100.00%	200.00	-80.00%

What is the Payment at Maturity on the Securities for Three Hypothetical Scenarios?

The table and calculations below illustrate the hypothetical payment at maturity per $1,000 Security face amount for three hypothetical scenarios and assumes Initial Index Levels of 1870.0 for the MSCI EAFE® Index, 990.0 for MSCI Emerging Markets Index^SM and 270.0 for the Deutsche Bank Balanced Currency Harvest (USD) Index. The actual Initial Index Levels will be set on the Trade Date. The scenarios illustrate how, even where there is a positive return on one or more Basket Indices, a negative return on the other Basket Index or Indices may outweigh any positive returns on other Basket Indices and the return on the Securities may be zero or negative. The following results are based solely on the hypothetical examples cited, and assume a Participation Rate of 128% (the actual Participation Rate will be determined on the Trade Date). You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Basket Index	Scenario 1			Scenario 2			Scenario 3		
	MSCI EAFE® Index	MSCI Emerging Markets Index^SM	Currency Index	MSCI EAFE® Index	MSCI Emerging Markets Index^SM	Currency Index	MSCI EAFE® Index	MSCI Emerging Markets Index^SM	Currency Index
Initial Index Level	1870.0	990.0	270.0	1870.0	990.0	270.0	1870.0	990.0	270.0
Final Index Level	2618.0	1405.8	229.5	935.0	1073.16	280.8	1963.5	485.1	121.5
Basket Index Return	40.0%	42.0%	-15.0%	-50.0%	8.4%	4.0%	5.0%	-51.0%	-55.0%
Index Weighting	65.0%	25.0%	10.0%	65.0%	25.0%	10.0%	65.0%	25.0%	10.0%
Contribution to Basket	26.0%	10.5%	-1.5%	-32.5%	2.1%	0.4%	3.3%	-12.8%	-5.5%
Final Basket Level		**135**			**70**			**85**	
Basket Return		**35.00%**			**-30.00%**			**-15.00%**	
Payment at Maturity		**$1,448.0**			**$900.00**			**$1,000**	

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: Scenario 1 assumes hypothetical Index Returns of 40%, 42% and -15% for the MSCI EAFE® Index, the MSCI Emerging Markets Index℠ and the Deutsche Bank Balanced Currency Harvest (USD) Index, respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 × [1 + (MSCI EAFE Return × 65%) + (MSCI Emerging Markets Return × 25%) + (Deutsche Bank Balanced Currency Harvest Return × 10%)]
	=	100 x [1 + (40% x 65%) + (42% x 25%) + (-15% x 10%)]
	=	135.

Because the Final Basket Level of 135 is greater than the Initial Basket Level of 100, the investor receives a payment at maturity of $1,448.00 per $1,000 Security face amount, calculated as follows:

Payment at Maturity	=	$1,000 + ($1,000 x Basket Return x Participation Rate)
	=	$1,000 + ($1,000 x 35% x 128%)
	=	$1,448.00.

Example 2: Scenario 2 assumes hypothetical Index Returns of -50%, 8.4% and 4% for the MSCI EAFE® Index, the MSCI Emerging Markets Index℠ and the Deutsche Bank Balanced Currency Harvest (USD) Index, respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 × [1 + (MSCI EAFE Return × 65%) + (MSCI Emerging Markets Return × 25%) + (Deutsche Bank Balanced Currency Harvest Return × 10%)]
	=	100 x [1 + (-50% x 65%) + (8.4% x 25%) + (4% x 10%)]
	=	70.

Because the Final Basket Level of 70 has declined from the Initial Basket Level of 100, and such decline is greater than the Buffer Level of 20.00%, the investor will receive a payment at maturity of $900 per $1,000 Security face amount calculated as follows:

Payment at Maturity	=	$1,000 + ($1,000 x (Basket Return + Buffer Level))
	=	$1,000 + ($1,000 x (-30% + 20%))
	=	$900.

In this example, even though the MSCI Emerging Markets Return and the Commodity Index Return are positive, the negative return on the MSCI EAFE® Index outweighs the positive returns on the other Basket Indices, and the Basket Return is less than -20%. As a result, the return on the Securities is negative.

Example 3: Scenario 3 assumes hypothetical Index Returns of 5%, -51% and -55% for the MSCI EAFE® Index, the MSCI Emerging Markets Index℠ and the Deutsche Bank Balanced Currency Harvest (USD) Index, respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 × [1 + (MSCI EAFE Return × 65%) + (MSCI Emerging Markets Return × 25%) + (Deutsche Bank Balanced Currency Harvest Return × 10%)]
	=	100 x [1+(5% x 65%) + (-51% x 25%) + (-55% x 10%)]
	=	85.

Because the Final Basket Level of 85 has declined from the Initial Basket Level of 100, and such decline is less than the Buffer Level of 20.00%, the investor receives a payment at maturity of $1,000 per $1,000 Security face amount.

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL** — The Securities provide the opportunity to access a combined equity and currency return by multiplying a positive Basket Return by a Participation Rate of between 120% and 136% (to be determined on the Trade Date). The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be based on the Basket Return, the Participation Rate and the Buffer Level. Because the Securities are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the face amount of your Securities is protected against a decline in the Final Basket Level, as compared to the Initial Basket Level, of up to 20.00%. If the decline is more than the Buffer Level of 20.00%, for every 1.00% by which such decline exceeds 20.00%, you will lose an amount equal to 1.00% of the face amount of your Securities. For example, a Basket Return of -30.00% will result in a 10.00% loss of your initial investment.

- **RETURN LINKED TO THE PERFORMANCE OF A WEIGHTED BASKET OF INDICES** – The return on the Securities, which may be positive or negative, is linked to a basket consisting of the MSCI EAFE® Index, the MSCI Emerging Markets Index℠ and the Deutsche Bank Balanced Currency Harvest (USD) Index. The MSCI EAFE® Index comprises the equity securities underlying the Morgan Stanley Capital International Inc. ("MSCI") indices of 21 selected countries in Europe, Asia, Australia and New Zealand. The MSCI Emerging Markets Index℠ consists of equity securities of certain emerging markets countries and is designed to measure equity market performance in the global emerging markets. The Currency Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain currencies in jurisdictions with low interest rates. **This section is a summary only of the MSCI EAFE® Index, the MSCI Emerging Markets Index℠ and the Deutsche Bank Balanced Currency Harvest (USD) Index. You should carefully read and consider the full descriptions of the MSCI EAFE® Index that appears under "The MSCI Indices — The MSCI EAFE® Index" in underlying supplement No. 17, the MSCI Emerging Markets Index℠ that appears under "The MSCI Indices — the MSCI Emerging Markets Index℠" in underlying supplement No. 17, and the Deutsche Bank Balanced Currency (USD) Index set forth in this term sheet before deciding that an investment in the notes is suitable for you.**

- **CERTAIN TAX CONSEQUENCES**—You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your Securities, other than pursuant to a sale or exchange, and your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Basket Indices or in any of the components underlying the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** – The Securities do not guarantee any return of your initial investment in excess of $200 per $1,000 Security face amount. The return on the Securities at maturity is linked to the performance of a weighted basket of indices and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any negative Basket Return beyond the 20.00% Buffer Level. **Accordingly, you could lose up to $800 for each $1,000 Security face amount that you invest.**

- **ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE MARKET VALUE OF THE SECURITIES ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE** – While the payment at maturity described in this term sheet is based on the full face amount of your Securities, the original issue price of the Securities includes the agents commission and the cost of hedging our obligations under the Securities through one or more of our affiliates. Therefore, the market value of the Securities on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original issue price. The inclusion of commissions and hedging costs in the original issue price will also decrease the price, if any, at which we will be willing to purchase the Securities after the Settlement Date, and any sale on the secondary market could result in a substantial loss to you. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. The Securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Securities to maturity.

- **CHANGES IN THE VALUE OF THE BASKET INDICES MAY OFFSET EACH OTHER** — Price movements in the Basket Indices may not correlate with each other. At a time when the levels of some of the Basket Indices increase, the levels of other Basket Indices may not increase as much or may decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Indices may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Indices.

- **YOU WILL NOT RECEIVE COUPONS, DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the Securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the components underlying the Basket Indices would have.

- **CURRENCY EXCHANGE RATES MAY BE HIGHLY VOLATILE** — The Securities are subject to currency exchange risk through their exposure to the Currency Index, which measures the performance of various currencies relative to the U.S. dollar, and through their exposure to the Equity Indices, which measure the performance of foreign stocks and are denominated in U.S. dollars. For example, if the local currency for an Equity Index component stock depreciates relative to the U.S. dollar, the performance of such Equity Index will be adversely affected. Because the Currency Index may have exposure to the same currencies as the Equity Indices, volatility in such markets could adversely affect the returns of multiple Basket Indices, which would likely have a significant, adverse effect on the Basket Return.

Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the performance of the Equity Indices, the values of the components of the Currency Index and the value of your Securities in varying ways. In addition, different factors may cause the values of the components of the Currency Index and the volatility of their prices to move in inconsistent directions at inconsistent rates.

- **THE SECURITIES WILL NOT BE LISTED AND WILL LIKELY HAVE LIMITED LIQUIDITY** – The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the Securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVELS OF THE BASKET INDICES TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters, including the Basket Indices, the components of the Basket Indices and various contracts and products related to the Basket Indices and their components, which may influence the value of the Securities. Deutsche Bank AG, its affiliates or agents may express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Any of these activities may affect the value of the Basket Indices and, therefore, the value of and potential payment at maturity on the Securities. Investors should make their own independent investigation of the merits of investing in the Securities and the Basket Indices to which the Securities are linked.

- **WE HAVE MANY POTENTIAL CONFLICTS OF INTEREST WITH THE HOLDERS OF THE SECURITIES** — We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In addition, we are the index sponsor for the Currency Index. The sponsor of the Currency Index has discretion in selecting among methods of how to calculate the index in the event the regular means of determining the index are unavailable at the time such determination is scheduled to take place and has even more discretion in the case of a Force Majeure Event (as defined under "Market Disruption Events" in this term sheet). While Deutsche Bank AG, London Branch will act in good faith and in a commercially reasonable manner in making all determinations with respect to the Securities and the Currency Index, there can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the Securities or the Currency Index. Because determinations made by Deutsche Bank AG, London Branch as the calculation agent for the Basket Indices and the Securities, and as the index sponsor for the Commodity Index, may affect the payment at maturity, potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you, as holders of the Securities.

- **EMERGING MARKETS COUNTRIES OFTEN SUFFER FROM POLITICAL AND ECONOMIC INSTABILITY** – The value of the Securities is subject to the political and economic risks of emerging market countries through the MSCI Emerging Markets Index^{SM} and the Currency Index. The MSCI Emerging Markets Index^{SM} includes companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries, and the Currency Index may include currencies of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the market value and payment at maturity of your Securities, and such adverse effect could be compounded by both the MSCI Emerging Markets Index^{SM} and the Currency Index having exposure to the affected market.

- **NON-U.S. SECURITIES MARKETS RISKS** – The stocks included in the Equity Indices are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the Securities.

- **IF THE LIQUIDITY OF THE BASKET INDEX COMPONENTS IS LIMITED, THE VALUE OF THE SECURITIES WOULD LIKELY BE IMPAIRED** — The Basket Indices' components may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity of a Basket Index's components on the Final Valuation Date would likely have an adverse effect on the Final Index Level for such Basket Index, and therefore, on the return on your Securities. Limited liquidity relating to the Basket Index components may also result in the relevant index sponsor being unable to determine the level of the Basket Index using the normal means. In particular, since Deutsche Bank or an affiliate is the index sponsor for the Currency Index, the index sponsor's discretion in determining the level of the Currency Index could result in potential conflicts of interest.

- **THE CURRENCY INDEX STRATEGY MAY NOT BE SUCCESSFUL** — The Currency Index reflects the values of long positions in three-month futures contracts on high yielding currencies and short positions in three-month futures contracts on low yielding currencies. The strategy reflected in the Currency Index takes the view that the values of currencies in high yielding jurisdictions will rise and the values of currencies in low yielding jurisdictions will fall due to the low cost of borrowing in low yielding jurisdictions and the high returns available in high yielding jurisdictions. The relative cost of borrowing and lending is only one factor determining supply and demand for currencies, however, and those forces tend to reverse in periods of high volatility. In addition, interest rates in different countries may converge, in which case investors who have borrowed low yielding currencies to purchase securities in high yielding jurisdictions will likely trade the formerly high yielding currencies for the formerly low yielding currencies, which would likely cause exchange rate movements adverse to the

Currency Index with regard to any related currency positions the Currency Index includes, or the value of long currencies may decrease or short currencies may appreciate due to other events that affect the supply and demand for the Currency Index components. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies (as defined in "The Basket Indices — Deutsche Bank Balanced Currency Harvest (USD) Index" below), which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility, which would negatively affect the value of the Securities.

- **LAWS AND REGULATIONS REGARDING CURRENCY EXCHANGE RATES MAY CHANGE UNEXPECTEDLY** — Legal and regulatory changes could adversely affect the currency rates to which the Currency Index or the Equity Indices are exposed. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. The effect of any future legal or regulatory action relating to currency rates is not possible to predict, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Currency Index or one of the Equity Indices and, consequently, on the value of the Securities.

- **GAINS IN COMPONENTS OF THE CURRENCY INDEX MAY BE OFFSET BY LOSSES IN OTHER INDEX COMPONENTS** — The Currency Index is composed of multiple currency positions. Any gain in one position may be offset by a loss in another position. Accordingly, the performance of the Currency Index will be based on the appreciation or depreciation of the Currency Index as a whole. Therefore a positive return in one position may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another position, resulting in a Component Return equal to or less than zero.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** – In addition to the levels of the Basket Indices on any day, the value of the Securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of each Basket Index;

  - the time remaining to maturity of the Securities;

  - the market price of the components of the Basket Indices and dividend rates on the component stocks underlying the Equity Indices;

  - interest and yield rates in the market generally and in the markets of the components underlying each Basket Index;

  - a variety of economic, financial, political, regulatory or judicial events;

  - the currency exchange rates and the volatility of the currency exchange rates to which the Currency Index and Foreign Equity Indices are exposed;

  - the composition of the Basket Indices and any changes to the components underlying the Basket Indices;

  - supply and demand for the Securities; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **TRADING BY US OR OUR AFFILIATES IN THE CURRENCIES AND EQUITIES MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES** — We and our affiliates are active participants in the currencies and equities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more currencies or equities transactions. In addition, we or one or more of our affiliates may hedge our exposure from the Securities by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the prices of the components underlying the Basket Indices, the Basket Indices and the Basket Return. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Securities may decline.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under "Certain Tax Consequences," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Deutsche Bank Balanced Currency Harvest (USD) Index

The Deutsche Bank Balanced Currency Harvest (USD) Index (the "**Currency Index**") was created by Deutsche Bank AG, London Branch (the "**Currency Index Sponsor**") on December 19, 2005. The Currency Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain currencies in jurisdictions with low interest rates. This strategy is based on the view that foreign currency forward rates are biased estimators of future foreign currency spot rates, and that currencies that trade at a forward discount tend to outperform on average currencies that trade at a forward premium. The strategy reflected in the Currency Index takes the view that the values of currencies in high yielding jurisdictions will rise and the values of currencies in low yielding jurisdictions will fall due to the low cost of borrowing in low yielding jurisdictions and the high returns available in high yielding jurisdictions. The Currency Index Sponsor provides no assurance that this strategy will be successful or that the underlying assumptions are or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies (as defined below) which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility which would negatively affect the value of the Securities.

The Currency Index thus reflects the value of notional long and short 3-month foreign exchange forward positions in certain foreign currencies against the U.S. dollar. The Currency Index is recomposed every quarter; at each recomposition, the Currency Index Sponsor selects from a larger group of currencies (the "Eligible Currencies") ten currencies to be the Index currencies (the "Index Currencies") for that quarter.

On August 11, 2008, the Eligible Currencies were the Australian Dollar, the Brazilian Real, the Canadian Dollar, the Swiss Franc, the Czech Koruna, the Euro, the Sterling, the Hungarian Forint, the Japanese Yen, the Korean Won, the Mexican Peso, the Norwegian Krone, the New Zealand Dollar, the Polish Zloty, the Swedish Krona, the Singapore Dollar, the Turkish Lira, the Taiwanese Dollar, the U.S. Dollar and the South African Rand. The Australian Dollar, the Canadian Dollar, the Swiss Franc, the Euro, the Sterling, the Japanese Yen, the Norwegian Krone, the New Zealand Dollar, the Swedish Krona, and the U.S. Dollar are the "G10 Currencies." The remaining Eligible Currencies are the "non-G10 Currencies."

At each quarterly recomposition, the Currency Index Sponsor selects the G10 currencies with the two highest and the two lowest Yield Fix Rates (as defined below), and subsequently selects the currencies with the three highest and three lowest Yield Fix Rates from the remaining G10 currencies and the non-G10 currencies for inclusion in the Currency Index for that quarterly period. "Yield Fix Rate" means, for an Eligible Currency, the interest rate for such deposits in such Eligible Currency for a period of three months as set forth on Reuters, or, if such rate does not appear on Reuters, the interest rate for deposits in such Eligible Currency determined by the Currency Index Sponsor acting in good faith and in a commercially reasonably manner from such sources as it deems appropriate. The currencies with the highest Yield Fix Rates are the "Long Currencies," and the currencies with the lowest Yield Fix Rates are the "Short Currencies." The Currency Index reflects notional long forward positions in the Long Currencies, and notional short positions in the Short Currencies; these positions are equally weighted. A new equally weighted basket of notional long and short forward positions is thus created at each quarterly recomposition, with the notional size of the basket reflecting the increase or decrease in the closing level of the Currency Index over the prior quarter. During each quarter, the Currency Index closing level is determined by interpolation of daily published forward rates (*e.g.*, the 3-month, 2-month and 1-month forward rate) for the Eligible Currencies.

An increase in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in an increase in the closing level of the Currency Index. Conversely, a decrease in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in a decrease in the Currency Index closing level. In addition, the Currency Index closing level reflects the deduction of an annual 1.5% fee, which accounts for the Currency Index being based on published mid-market prices as opposed to dealer-quoted prices, which are lower. As of August 11, 2008, the Long Currencies were the Australian Dollar, the New Zealand Dollar, the Turkish Lira, the Brazilian Real and the South African Rand. As of that date, the Short Currencies were the Japanese Yen, the Swiss Franc, the Singapore Dollar, Taiwanese Dollar and the U.S. Dollar.

In addition, at any quarterly recomposition, the Currency Index Sponsor may add as an Eligible Currency any currency that: (i) is not subject to a currency peg regime, (ii) is in the "most liquid" category as measured by the most recent Bank for International Settlements Triennial Central Bank Survey of Foreign Exchange and Derivatives Market Activity, and (iii) complies with certain liquidity criteria, or that complies with such additional or alternative criteria as the Currency Index Sponsor determines appropriate acting in good faith and in a commercially reasonable manner. Similarly, at any quarterly recomposition, the Currency Index Sponsor may remove as an Eligible Currency any currency that does not comply with the foregoing criteria as long as following any such removal there are at least fifteen (15) Eligible Currencies. If any Eligible Currency other than the Euro is the currency of a country that participates in or has announced its intention to participate in the third stage of European Economic and Monetary Union, as determined by the Currency Index Sponsor, the Currency Index Sponsor may make such adjustments to the methodology and calculation of the Currency Index as it determines appropriate to account for such event, including, in its discretion, selecting a replacement currency.

The closing level of the Currency Index on any trading day is the level of the Currency Index published by the Currency Index Sponsor at the close of such trading day at:

https://index.db.com/do/product/dynamic/BalancedCurrencyHarvestUSD

The Index Currencies are also published by the Currency Index Sponsor on the above website.

Historical Information

The first three graphs show the historical performance of each of the Basket Indices from September 18, 2000 through August 11, 2008. The closing level of the MSCI EAFE® Index on August 11, 2008 was 1871.33. The closing level of the MSCI Emerging Markets Index[SM] on August 11, 2008 was 990.59. The closing level of the Deutsche Bank Balanced Currency Harvest (USD) Index on August 11, 2008 was 274.47. The fourth graph shows the retrospective performance of the Basket, calculated by setting the level of the Basket on August 11, 2008 equal to 100.

Because the Currency Index was created only on December 19, 2005, the Sponsor has retrospectively calculated the levels of the Currency Index based on actual historical currency forward rates on all dates prior to December 19, 2005 using the same methodology as described above, except that the forward rates are based on Bloomberg quotations and not Reuters quotations. All prospective investors should be aware that no actual investment that allowed a tracking of the performance of the Index was possible at any time prior to December 19, 2005. In addition, the currencies comprising the Currency Index at particular dates in the following graph are extremely likely to be different from the currencies comprising the Currency Index on or after August 11, 2008. Past performance of the Currency Index is no guarantee of future results.

We obtained the various Basket Index closing levels from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of each Basket Index should not be taken as an indication of future performance, and no assurance can be given as to any Final Basket Level or the Basket Return. We cannot give you assurance that the performance of the Basket Indices will result in the return of your initial investment.**









Historical Performance of the Basket

Source: Bloomberg

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the Securities. The agents may pay referral fees of up to 0.50% or $5.00 per $1,000 Security face amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Security face amount. See "Underwriting" in the accompanying product supplement.

Settlement

We expect to deliver the securities against payment for the securities on the settlement date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in securities that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.